77c

JPMorgan Insurance Trust (“JPMIT”) held a special meeting of the Portfolio’s shareholders on April 1, 2009, for the purpose of considering and voting upon the following proposal:
To approve the replacement of the Portfolio’s fundamental
investment objective with a new non-fundamental investment
objective. A majority of the shareholders of the Portfolio
approved the proposal by the following votes:

For 5,158,870
Against 1,187,875
Abstain 362,011